NEWS RELEASE	TSX Trading Symbol: BZA

AMERICAN BONANZA RETAINS ASCENTA CAPITAL PARTNERS INC.
TO PROVIDE INVESTOR RELATIONS SERVICES

February 16, 2006 American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) is pleased to announce that it has retained Ascenta Capital Partners Inc. (“Ascenta”) of Vancouver, British Columbia to provide investor relation and financial communication services.

Bonanza is committed to raising awareness within the investor and financial community as an important aspect of its business strategy. Bonanza’s gold mineral resources currently exceed 360,000 ounces in the measured and indicated category and a further 1,600,000 ounces of inferred resources. The potential to substantially add resources at Copperstone, Fenelon and our other properties is the focus of current exploration programs. Bonanza believes Ascenta is the right group at the right time to increase market awareness and exposure for the company.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high quality, high-grade gold properties located in the United States and Canada. Bonanza is developing its advanced stage 100% owned Copperstone gold project in Arizona and has commenced an advanced exploration program on its 100% owned Fenelon gold project in Quebec, where three drill rigs are currently working. Bonanza has 85.8 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

About Ascenta
Ascenta is a full and comprehensive provider of corporate finance and investor relations services. Ascenta will assist the company in fostering productive, continuing dialogues with analysts, brokers, investors and other financial professionals.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms. “Measured and Indicated Resources”. Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them .U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves..

This news release also uses the term ”Inferred Resources”. Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally minable.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza’s annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

AMERICAN BONANZA GOLD CORP

signed: Brian Kirwin

Brian Kirwin
President and Chief Executive Officer

For further information call:
Wayne Marsden, toll free (877) 366-4464
Ascenta Capital Partners Inc. – Jason Cubitt (866) 684-4743